UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               SCREAMINGMEDIA INC.
                               -------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    810883108
                                    ---------
                                 (CUSIP Number)


                                DECEMBER 31, 2001
                                -----------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_]      Rule 13d-1(b)
         [_]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 810883108             SCHEDULE 13G                        Page  2 of 8
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           General Atlantic Partners, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             7,190,448
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        7,190,448

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  7,190,448
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        17.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               00

--------------------------------------------------------------------------------

CUSIP NO. 810883108             SCHEDULE 13G                        Page  3 of 8
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           General Atlantic Partners 69, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             7,190,448
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        7,190,448

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  7,190,448
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        17.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 810883108             SCHEDULE 13G                        Page  4 of 8
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           GapStar, LLC
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             7,190,448
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        7,190,448

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  7,190,448
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        17.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               00

--------------------------------------------------------------------------------

CUSIP NO. 810883108             SCHEDULE 13G                        Page  5 of 8
          ---------

--------------------------------------------------------------------------------
1.       Name of Reporting Person           GAP Coinvestment Partners II, L.P.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [X]
         if a Member of a Group             (b) [_]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Delaware

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             7,190,448
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        7,190,448

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  7,190,448
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row 9        17.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               PN

--------------------------------------------------------------------------------

CUSIP NO. 810883108             SCHEDULE 13G                        Page  6 of 8
          ---------

                  This Amendment No. 1 to Schedule 13G (the "Amendment") is filed by the undersigned to amend and restate in its entirety the Schedule 13G, dated as of February 13, 2001, with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of ScreamingMedia, Inc. (the "Company").

Item 1.  (a)      NAME OF ISSUER

                  ScreamingMedia, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                  601 West 26th Street
                  New York, NY 10001

Item 2.  (a)      NAMES OF PERSONS FILING

                  General Atlantic Partners, LLC ("GAP")
                  General Atlantic Partners 69, L.P. ("GAP 69")
                  GapStar, LLC ("GapStar")
                  GAP Coinvestment Partners II, L.P. ("GAPCO II", and together with GAP, GAP 69 and GapStar, the "Reporting Persons")

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE

                  c/o General Atlantic Service Corporation
                  3 Pickwick Plaza
                  Greenwich, CT 06830

         (c)      CITIZENSHIP

                  GAP -- Delaware
                  GAP 69 -- Delaware
                  GapStar -- Delaware
                  GAPCO II -- Delaware

         (d)      TITLE OF CLASS OF SECURITIES

                  Common Stock, par value $0.01 per share (the "Shares")

         (e)      CUSIP NUMBER

                  810883108

Item 3. This statement is not filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.  As of December 31, 2001, GAP, GAP 69, GapStar and GAPCO II each

CUSIP NO. 810883108             SCHEDULE 13G                        Page  7 of 8
          ---------


         owned of record no Shares, 5,835,624 Shares, 449,403 Shares and 905,421 Shares, respectively, or 0.0%, 13.9%, 1.1% and 2.1%, respectively, of the issued and outstanding Shares. GAP is the managing member of GapStar and the general partner of GAP 69. The managing members of GAP are Steven A. Denning, Peter L. Bloom, Peter Currie, Mark F. Dzialga, Erik Engstrom, Klaus Esser, William E. Ford, William O. Grabe, David C. Hodgson, Braden R. Kelly, Rene M. Kern, William J. Lansing, Matthew Nimetz, Clifton S. Robbins, Franchon M. Smithson, Tom C. Tinsley, Florian Wendelstadt and John Wong (collectively, the "GAP Managing Members"). Mr. Hodgson is a director of the Company. The GAP Managing Members (other than Mr. Esser) are the general partners of GAPCO II. By virtue of the fact that the GAP Managing Members are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Shares which each of them owns of record. Accordingly, as of December 31, 2001, each of the Reporting Persons may be deemed to own beneficially an aggregate of 7,190,448 Shares or 17.1% of the issued and outstanding Shares. Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 7,190,448 Shares that may be deemed to be owned beneficially by each of them.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         See Item 4.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         See Item 4.

Item 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

Item 10. CERTIFICATION

         Not applicable.

CUSIP NO. 810883108             SCHEDULE 13G                        Page  8 of 8
          ---------


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated as of February 8, 2002

                                    GENERAL ATLANTIC PARTNERS, LLC


                                    By: /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                    GENERAL ATLANTIC PARTNERS 69, L.P.


                                    By: General Atlantic Partners, LLC
                                        its General Partner


                                        By: /s/ Thomas J. Murphy
                                            -----------------------------------
                                            Name:  Thomas J. Murphy
                                            Title: Attorney-in-Fact


                                  GAPSTAR, LLC


                                    By: General Atlantic Partners, LLC
                                        its Managing Member


                                        By: /s/ Thomas J. Murphy
                                            -----------------------------------
                                            Name:  Thomas J. Murphy
                                            Title: Attorney-in-Fact


                                    GAP COINVESTMENT PARTNERS II, L.P.


                                    By: /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact